UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 50200 / August 16, 2004

ADMINISTRATIVE PROCEEDING
File No. 3-11513

In the Matter of	:
	:
Alcohol Sensors Int'l, Ltd., et al.,	: ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934
Respondent.	:

I.

In connection with previously instituted public administrative proceedings pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act")[1], Respondent Hamilton-Biophile Companies ("Hamilton" or "Respondent") has submitted an Offer of Settlement ("Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings, and any other proceedings brought by or on behalf of the Commission or in which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, and the findings contained in Section II.B. below, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Order"), as set forth below.

II.

On the basis of the foregoing, the Respondent hereby:

A. Admits the jurisdiction of the Commission over it and over the matters set forth in the Order Instituting Proceedings and Notice of Hearing Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("OIP") and the Order of Revocation;

B. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission or in which the Commission is a party prior to a hearing pursuant to the Commission's Rules of Practice, 17 C.F.R. § 201.1 *et seq.*, and without admitting or denying the findings contained in the Order of Revocation, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of an Order by the Commission containing the following findings and order set forth below:

> 1. Hamilton-Biophile (CIK No. 726608), a Nevada corporation with principal executive offices in Miami Beach, Florida, is a holding company with

manufacturing subsidiaries. The common stock of Hamilton-Biophile has been registered under Exchange Act Section 12(g) since April 27, 1984. The stock is quoted on the Pink Sheets (symbol "HBPH").

2. On June 4, 1999, the United States District Court for the District of Columbia issued an Order of Permanent Injunction by default against Hamilton-Biophile (then called "Mehl Biophile") enjoining the issuer and its officers and agents from causing the issuer to fail to file timely periodic reports with the Commission in violation of Exchange Act Section 13(a), which Hamilton-Biophile has violated by not filing any periodic reports since the period ending September 30, 2001 through the date of entry of the Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934.

3. Hamilton-Biophile has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder, while its common stock was registered with the Commission in that it has not filed any periodic reports since the period ending September 30, 2001 through the date of entry of the Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934.

III.

Section 12(j) of the Exchange Act provides as follows:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means or instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission finds that it is necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of Respondent's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked.

    For the Commission, by its Secretary, pursuant to delegated authority.

Jonathan G. Katz
Secretary

Endnotes

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[1] The Order Instituting Proceedings in this matter was issued on June 8, 2004.